UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 1-9305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.
One Financial Plaza
501 N. Broadway
St. Louis, Missouri 63102-2188

Issuer's telephone number, including area code 314-342-2000

Stifel, Nicolaus Profit Sharing 401(k) Plan
EIN 43-0538770 PN 001

Accountants' Report and Financial Statements
December 31, 2005 and 2004
Contents
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

Administrative Committee
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 2, 2006

Federal Employer Identification Number: 44-0160260

Stifel, Nicolaus Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Investments, At Fair Value	$ 79,393,272	$ 64,815,805
Net Assets Available for Benefits	$ 79,393,272	$ 64,815,805

Stifel, Nicolaus Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Investment Income
Net appreciation in fair value of investments	$ 8,317,731	$ 6,531,271
Interest and dividends	530,410	524,083

Net investment income	8,848,141	7,055,354

Contributions
Employer	437,447	423,159
Participants	6,645,039	6,183,329
Rollovers	3,703,490	749,246
	10,785,976	7,355,734
Total additions	19,634,117	14,411,088

Deductions
Benefits paid directly to participants	4,994,812	3,667,429
Administrative expenses	61,838	66,960

Total deductions	5,056,650	3,734,389

Net Increase	14,577,467	10,676,699

Net Assets Available for Benefits, Beginning of Year	64,815,805	54,139,106

Net Assets Available for Benefits, End of Year	$ 79,393,272	$ 64,815,805

Stifel, Nicolaus Profit Sharing 401(k) Plan

Notes to Financial Statements
December 31, 2005 and 2004

  Note 1: Description of the Plan

  The following description of Stifel, Nicolaus Profit Sharing 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

  General

  The Plan is a defined contribution plan sponsored by Stifel, Nicolaus & Company, Incorporated and affiliates (the "Company") for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Prudential Retirement Insurance and Annuity Company ("Trustee") is the trustee and custodian of the Plan.

  Contributions

  Each year, the Company contributes a percentage of eligible participant contributions as determined by the Company's Board of Directors. For the years ended December 31, 2005 and 2004, the Board elected to match 50% of the first $1,000 contributed by the participant.

  In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants' compensation. There were no discretionary contributions in 2005 or 2004.

  Participants may contribute an amount from 1% to 100% of their eligible compensation in increments of 1%. Contributions are subject to certain limitations.

  Participant Investment Account Options

  Investment account options available include various pooled separate accounts, one guaranteed account, one mutual fund, the common stock of the Company's parent and a self-directed brokerage account. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

  Participant Accounts

  Each participant's account is credited with the participant's contribution, the Company's contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Stifel, Nicolaus Profit Sharing 401(k) Plan

  Notes to Financial Statements
  December 31, 2005 and 2004

  Vesting

  Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's contributions portion of their accounts plus earnings thereon is based on years of service. A participant is fully vested after three years of service. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce the Company's contributions and then, to the extent any forfeitures remain, reallocated to participants' accounts.

  Payment of Benefits

  Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of his account, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

  Participant Loans

  The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings or by check. Interest on the loans is based on local prevailing rates as determined by the plan administrator.

  Plan Termination

  Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

  Note 2: Summary of Significant Accounting Policies

  Basis of Accounting

  The accompanying financial statements are prepared on the accrual basis of accounting.

  Stifel, Nicolaus Profit Sharing 401(k) Plan

  Notes to Financial Statements
  December 31, 2005 and 2004

  Valuation of Investments and Income Recognition

  Pooled separate accounts are valued at estimated fair value as provided by the Trustee. The mutual fund, common stock and self-directed brokerage account are stated at fair value based upon quoted market prices. Participant loans and investments in the guaranteed income account are valued at cost, which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  Plan Tax Status

  The Plan operates under a nonstandardized adoption agreement in connection with a prototype plan document which obtained its latest determination letter on February 6, 2002, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not obtained or requested a determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

  Payment of Benefits

  Benefit payments to participants are recorded upon distribution.

  Stifel, Nicolaus Profit Sharing 401(k) Plan

  Notes to Financial Statements
  December 31, 2005 and 2004

  Note 3: Investments

  The Plan's investments are held by Prudential Retirement Insurance and Annuity Company. The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets in either year are separately identified.
	2005	2004
Investments at Fair Value

Common Stock
Stifel Financial Corp.	$ 11,251,686	$ 5,689,724

Mutual Fund
American Funds Investment Company of America	9,957,338	8,980,627

Self-Directed Brokerage Account	6,748,121	6,480,306

Investments at Estimated Fair Value

Pooled Separate Accounts
Large Cap Growth/Goldman Sachs Fund	3,366,124	3,449,667
Large Cap Value/Wellington Management	6,037,544	5,367,285
Small Cap Growth/Timessquare Fund	7,297,865	6,427,299
Small Cap Value/Perkins, Wolf, McDonnell Fund	4,107,013	3,424,824
Templeton Foreign Account	5,656,529	4,778,219
Other	13,811,006	10,517,653

Prudential Guaranteed Income Account	9,453,222	8,036,723

Participant Loans	1,706,824	1,663,478

Total investments	$ 79,393,272	$ 64,815,805

  Stifel, Nicolaus Profit Sharing 401(k) Plan

  Notes to Financial Statements
  December 31, 2005 and 2004

  During the years ended 2005 and 2004, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $8,317,731 and $6,531,271, respectively, as follows:
	2005	2004

Investments at Fair Value
Mutual fund	471,811	502,487
Stifel Financial Corp. common stock	4,930,260	1,655,478
Self-directed brokerage account	171,241	696,256

Investments at Estimated Fair Value
Pooled separate accounts	2,744,419	3,677,050

Net appreciation in fair value	$ 8,317,731	$ 6,531,271

  Interest and dividends realized on the Plan's investments for the years ended 2005 and 2004 were $530,410 and $524,083, respectively.

  Note 4: Party-in-Interest Transactions

  Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50% or more of such an employer, or relatives of such persons.

  Active participants can purchase the common stock of Stifel Financial Corp., the parent of the Company, from their existing account balances. At December 31, 2005 and 2004, participants held 299,327 and 271,586 shares, respectively.

  The Plan invests in certain funds of the Trustee. The Plan paid $61,838 and $66,960 of record keeping fees to the Trustee during 2005 and 2004, respectively. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

  Note 5: Plan Merger

  Effective January 1, 2006, the Stifel Financial Corp. Stock Ownership Plan and Trust (the "ESOP") was merged into the Plan. The ESOP had net assets of $16,354,064 as of December 31, 2005.

  Supplemental Schedule

  Stifel, Nicolaus Profit Sharing 401(k) Plan

  EIN 43-0538770 PN 001
  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
  December 31, 2005
Investment Type and Issuer	Description of Investment		Current Value
* Prudential Retirement Insurance and Annuity Company Pooled Separate Accounts
Dyden S&P 500 Index Fund	38,183	Units	$ 2,764,286
High Grade Bond/BSAM Fund	114,675	Units	1,699,011
International Growth/Artisan Partners	51,543	Units	632,918
Large Cap Growth/Goldman Sachs Fund	438,464	Units	3,366,124
Large Cap Growth/Wellington Management	136,497	Units	977,992
Large Cap Value/Wellington Management	465,744	Units	6,037,544
Lifetime 20 Fund	7,325	Units	202,785
Lifetime 30 Fund	20,390	Units	562,587
Lifetime 40 Fund	19,447	Units	510,395
Lifetime 50 Fund	7,598	Units	194,479
Lifetime 60 Fund	1,946	Units	45,459
Mid Cap Growth/Artisan Partners	318,611	Units	3,564,281
Mid Cap Value/Wellington Management	142,921	Units	2,656,813
Small Cap Growth/Timessquare Fund	304,751	Units	7,297,865
Small Cap Value/Perkins, Wolf, McDonnell Fund	153,367	Units	4,107,013
Templeton Foreign Account	267,523	Units	5,656,529

* Prudential Guaranteed Income Account	3.25%		9,453,222

* Stifel Financial Corp Common Stock	299,327	Shares	11,251,686

Mutual Fund
American Funds Investment Company of America Fund	317,923	Shares	9,957,338

Self-Directed Brokerage Account	6,748,121	Units	6,748,121

Participant Loans	5.0% - 10.5%		1,706,824

			$ 79,393,272

  * Represents party-in-interest to the Plan.

  SIGNATURES

  The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Stifel, Nicolaus Profit Sharing 401(k) Plan (Name of Plan)

Date: July 13, 2006	By /s/ Bernard N. Burkemper
Bernard N. Burkemper (Senior Vice-President / Review Committee)

  STIFEL FINANCIAL CORP. AND SUBSIDIARIES
  EXHIBIT INDEX

  December 31, 2005

Exhibit Number	Description
23.1	Consent of BKD, LLP